Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

SPAC Insider

GigCapital2, Inc. (GIX)/UpHealth Investor Presentation & Live Q&A

Wednesday, March 10

Transcript

Eric Weidemann (EW)

Good afternoon and welcome to SPAC Insider’s Live Webinar to discuss the business combination of GigCapital2 with UpHealth and Cloudbreak. I’m Eric Weidemann with SPAC insider and in a few moments the management teams of both GigCapital and UpHealth will give a brief presentation which will be followed by a Q&A session.

Today we have joining us Ramesh Balakrishnan, the CEO of UpHealth, Jamey Edwards, the COO of UpHealth. Martin Beck, the CFO of UpHealth, Raluca Dinu, the CEO of GigCapital2, and Michael Margolis, the Co-head of healthcare investment banking at Oppenheimer.

You can submit questions at anytime by clicking the Q&A button at the bottom of your zoom window. With that I will now introduce Ramesh to begin. Ramesh.

Ramesh Balakrishnan (RB)

Thank you very much, Eric. I will share my screen, so everybody can see the presentation. So welcome everyone to learning about UpHealth. We’re very pleased to be presenting to you today. As you know we are in the process of completing our business combination with GigCapital2. To begin with, I’ll introduce you to the CEO of GigCapital2, Raluca Dinu to tell you a little bit about the SPAC. To you, Raluca.

Raluca Dinu (RD)

Thank you so much Ramesh. Eric, thank you so much for having us with you today. Thank you to everybody participating in this webinar. My name is Dr. Raluca Dinu. I’m CEO of GigCapital2. I’ll Introduce our team, GigCapital2 and the status of our combination with the UpHealth and Cloudbreak. And then let Jamey, Ramesh and Martin tell you the story of UpHealth and Cloudbreak.

GigCapital Global is a serial TMT SPAC issuer. We are 15 executives in Silicon Valley. All of us operators, all of us with deep experience in the business. We are committed to taking companies public. We’re not flipping. We are staying with the company for three to five years to mentor and help into the public markets. It is a long term partnership and we are very proud of our mission. The GigCapital team has already been through multiple SPACs. GigCapital1, GigCapital2, GigCapital3 and now GigCapital4 is public and searching for a target.

Regarding the combination between GigCapital2 with UpHealth and Cloudbreak, we have submitted our business combination agreement on November 23rd, 2020. We have completed the funding, which is $285M. A combination of PIPE and converts. So we do meet our minimum cash condition for the combination.

We had submitted the S-4 to the SEC on February 8th 2020 and we are delighted to report that we have met the 65% vote to extend the GigCapital2 from March 10 to June the 10th to be able to complete the combination and all the documentation that is needed and requested by the SEC. So, happy to report that all procedural matters are met and we are looking forward to taking UpHealth and Cloudbreak under symbol UPH to the New York Stock Exchange. And with that I’ll let Ramesh start telling you the story of UpHealth.

RB

Thank you so much, Raluca. So as Eric mentioned at the beginning, there’s three of us with you today. Myself, Jamey Edwards, currently the CEO of Cloudbreak and will join us as COO post combination and Martin Beck, our Chief Financial Officer. So UpHealth is combining to form one of the only profitable public global digital health companies and we hope soon the largest as well, that focuses on the transformation of health care where it happens today.

So our goal is the transformation of local health care where the funds are managed, where the patients are, where the providers are, where the relationships are, and not build an alternative delivery system on the site. The digital transformation of this giant healthcare industry is our goal.

And if you look at us at a high level, we’re bringing an integrated global health platform to this massive market that has critical needs that we’re helping to meet and solve. We’re bringing proven solutions that have been proven over years in both the US and international markets.

The numbers we’re presenting are based on contracts and already signed bookings and strong visibility into pipeline, big opportunities on the upside and we have an executive team that brings a combination of entrepreneurial innovative experience, launching products and global markets. But also the experience running and scaling large operations, deep financial expertise including an M&A, and very deep technology experience. All of the ingredients that are necessary to build a global leader in the space.

So if you look at us today, our customers are the core stakeholders in healthcare. These are health systems, health plans, governments, employers, counties. This is where healthcare happens today and we are focused on transitioning this infrastructure into new models of care. Today we are already at a good scale. $115,000,000 of revenue last year with 12% margins. We’re growing rapidly upwards of 60% growth rate this year. We have a footprint in over 1800 health care facilities and venues, 9 million lives on the platform that is growing very rapidly with contracts in ten countries globally and we have a large footprint of prescribers, video endpoints, annual encounters on this platform that we’re bringing. So substantial operations already which we’re scaling rapidly.

And what we’re doing is addressing a number of critical needs in an industry that today is fragmented, and pretty much everybody’s had an experience of care is disconnected, there’s a huge problem with access, disparities and access. There is a model in place that misaligns incentives between health plans hospitals, providers, patients and there is an overly medical model of care that’s not looking at all of the factors that affect somebody’s health.

So what we’re doing is bringing a combination integrated offering of technology and technology enabled services to transition this health care system.

The first piece that anchors this is an integrated care management platform and what this platform essentially does is it lets us create these virtual care communities which we sort of wrap around our customer who might be a health system, it might be a health plan, might be a ministry. But we enable the creation of this virtual care community where we can connect information, we can deploy very deep analytics to understand what’s going on, and we can coordinate the activity of teams, care teams, medical teams, community based teams, to deliver a number of programs to improve health and group access outcomes.

With the global Tele Health piece of the business, we’re bringing in technology and services that really opens up our customers’ ability to deliver health care outside the walls outside of any boundaries, but we’re doing this differently from just a regular Tele consult with a doc that you may not know at all. What we’re doing with the Cloudbreak offering is we’re bringing care teams and resources to the point of care where the patient already is. This started out with language interpreters in hospitals at the point of care. Turns out 40% of patients who are admitted to hospitals do not speak English, for example. So what that allowed us to do is create this massive footprint across the health system by bringing in scarce resources to the point of care, and we’ve expanded that to additional resources, specialists, neurologists, others to augment the care team of our customer with these resources brought to the point of care and we’ve rolled out this platform across 1,800 health systems and 14,000 video endpoints is substantial. Probably the largest footprint out there of any company.

What we’re doing with the international market is we’re pioneering a new model for access to care. So we’re packaging a virtual consult with connected Internet of Things devices, and a lab in a box, and dispensing of pharmaceuticals. So packaged into a form factor that could be a kiosk or a digital mini clinic we’re able to quickly establish a place that provides access to primary and specialist care staffed by community health workers on the other end, the physician clinical team and this piece of the business is really pioneering a new model for building healthcare infrastructure where none exists.

We’re in the international market, we’ve signed 10 countries as contracts. By the end of 22 we’ll be doing as many visits virtually as the largest telehealth companies globally today and quickly exceed that.

With the pharmacy operations and behavioral health, what we’re doing is again as a partner to local health care, expanding their ability to manage medications and manage behavioral health conditions, two critical elements in the management of health.

With the medications we’ve got the ability to compound manufactured medications. 50 statewide licenses. We can deliver medications to consumers, to physician offices, but our goal here again as a B2B player is to focus on augmenting the clinical team’s ability to manage medications. So our pharmacy and pharmacists act as an extension of the care team. The personalization of medications is a big component of what we do with the compounding of medications and we eventually are partnering with organizations that are also trying to manage the pharmacy benefit.

Behavioral health, again, we have a hybrid model here with this Tele health encounters, there’s outpatient programs and residents programs, and through the hybrid of these programs, all of which are evidence-based programs we’re able to manage some of the higher acuity behavioral health conditions, including substance use disorders and serious mental illness.

So collectively what we’re doing is we are taking the stakeholders, where local healthcare happens today, and we’re moving them into this digitally enabled model of care, and augmenting the care team that already has the relationship of the patient with additional resources to help in this overall whole person model of managing somebody’s health.

So at the end of the day, the best way to think of UpHealth is we’re creating these virtual care communities, which we wrap around local healthcare. Again to emphasize, this is where the funds are managed. This is where the provider patient relationships are. We’re turning them into these virtual connected care communities where coordinated care teams with shared information can manage health under this whole person model of care and at the end of the day, what UpHealth looks like is a global network of these virtual connected care communities that are demonstrating a better way to manage health and outcomes and quality and costs, etc.

This is the way we would have built the healthcare system if it had been rational in the 1st place, as many of you have experienced, it’s a very disconnected and fragmented experience today and frustrating not only on the patient side, on the provider side as well. And rather than trying to build something on the side as an alternative, very difficult to scale and still disconnected from the relationships that the patients already have with their care team, we are enabling local healthcare to move into these better models.

So the opportunity we’re addressing is massive. These numbers are scary. $4 trillion in the United States, over $8 trillion dollars globally. It’s a very, very complex industry that is broken. A model of care that deals with people after they’re already sick. We know this is the most expensive way of managing things.

Unsustainable costs at the national, state, personal level. All sorts of misaligned incentives and huge disparities in access and quality of care. So massive industry.

We’ve seen the transformation of large industries affected by technologies and technology enabled services in a number of these industries. And what we are doing is enabling this in healthcare beyond the first steps that we’ve already taken. So we’ve started this journey, it’s in its early stages, and we’re taking it to its next stage, which is anchored in a new model of care. So we’re going beyond just convenience of virtual visits or delivery of, you know, lifestyle medications to consumers, and reshaping this industry into a new model of care.

So if you look at where we are, there are some key differentiated, the big players in every one of these segments that we are addressing as point solutions. But we come at this differently. We’re not coming as a technology enabled alternative medical group creating an on the side network of providers trying to go after patients directly in a B2C model. There’s a place for that, but it’s a different thing that we’re trying to do.

We’re coming in as a partner to health care, where it is today and enable its transformation, and we believe that scale of that will be much more substantial, because that’s where the funds already are being managed. That’s why the relationships between patients and providers already exists.

We bring some critical differentiators in each of these segments. The platform for integrated care management built around these virtual connected communities has some substantial differentiators to it. The way we do Tele health, both in terms of bringing resources to the point of care as well as this expanded digital clinic. This is really a next generation of where telehealth is headed.

Behavioral health we go beyond simple Tele consults to manage higher acuity cases. And, as I mentioned before, with medications. although we can deliver these medications to patients and consumers in all 50 states, our focus is on a partner to the physician network and personalized medications as we move into this whole realm of precision medicine as well.

There’s a number of things that are driving change and adoption of change in this industry. The technologies are less expensive, sensors, bandwidth, all kinds of things. But there’s also costs that have become prohibitive, unsustainable. Populations are much more familiar with the with the kinds of technologies that we’re introducing, and the pandemic has demonstrated not only how broken the system is, but also opportunities to moving it into this state and help accelerate the adoption of innovation and the solutions we bring.

So at the end of the day, we create these virtual care communities where we move care into more affordable settings. The hospital is no longer the center of gravity of healthcare, but rather this digitally driven encounter wherever that might happen, but in much more affordable locations and settings of care, we help in this transition for how health care is paid for.

So from just delivering services to paying for value in various ways for quality, for improved outcomes, for cost effectiveness, for improved access, and so on.

And this is a personal thing for us. Everybody has experienced the difficulty, complexity of the health care system, the costs of it, and, you know, at a point in somebody’s life when they’re particularly vulnerable, it’s just an extreme hardship to navigate the system as it is today.

We want to transform this, especially for the populations that are most vulnerable and a personal mission for us to move this entire industry into a better state. So to get into a little bit more about the business and the platform, I’ll hand it over to Jamey, Jamey to you.

Jamey Edwards (JE)

Thank you very much. So what you see here on Slide 23 is the leadership team. And we have a clear breadth and depth of experience in building and managing healthcare leaders, not only from billion dollar health systems, but also going to technology startup to really pioneered industries.

There’s a deep combination of technology, product, entrepreneurial managerial skill sets, plus a deep bench of M&A experience, which we believe is going to serve us very well as we continue on a health leadership path in an industry that undoubtedly down the road is going to be starting to consolidate. And we look at ourselves as a great platform for that consolidation.

Next slide.

But at our core, what we’re doing is bringing together industry leaders under a single umbrella, many of whom have been widely recognized by the market for their mission driven, innovative and pioneering work to digitally transform healthcare. And whether it’s the people, whether it’s the products, whether it’s the organizations themselves, spanning from the UN, to the World Economic Forum and

Entrepreneur360, these are companies that have been around for 10 plus years, all with proven market acceptance and 3rd party validation in market of their products and services.

Next slide.

One of the things that we’re most proud of though with UpHealth, is our client base. It gets us very excited to think about how many patients we’ve impacted and the size of the patient base represented by our partners and clients. It’s really important to consider that the lines across these partner bases are getting blurrier as healthcare systems begin to take on risk and manage lives.

In addition, something that we feel is truly impressive as our revenue diversity. That revenue diversity is not just within a given market, not just within the health system market or within the payer market or the government market, but it’s across those markets. And the resulting cross-selling opportunity that exists as we share our expertise across these markets is truly staggering.

Our goal is to create a digital health marketplace and this slide represents the manifestation of that and what we would call our barbell strategy, where we have centers of excellence who can share their capabilities with underserved areas of the market, who can benefit from those best-in-breed services.

UpHealth brings them all together on a single platform, on a single device, and in a single experience. This is local healthcare, and this is the true power of UpHealth.

Next slide.

So the four Ps of healthcare, we sometimes refer to as the Four Horsemen of healthcare, it’s the patients, the providers, the payers, and pharma. And typically they’ve all sat on opposite sides of the table with misaligned incentives, all working at odds instead of in collaboration. And what UpHealth does is enable them to collaborate across silos, becoming a single continuum of care.

From easy-to-use digital health tools that bring care to patients on their terms, when they need it;

To being a true partner supporting local healthcare, helping them manage their patient care journeys from home to the hospital and back again;

From workflow and data interoperability that unifies disparate sources into a single view of care;

To digital pharmacy, much higher up the value chain, providing complex patients with customized medications and full pharmacy support teams;

Up Health is pulling this all together seamlessly, and we help resolve disparities in the health care system from end to end.

Next slide.

So our customers spoke, and we listened.

They were telling us they needed digital health tools. We enabled them.

They were frustrated by hard to use technology that didn’t play nicely with their existing platforms; so we pioneered interoperability and pulled disparate platforms together into a seamless experience.

They complained that new technology got in the way of building a relationship with the patient, instead of fostering it. We saw this first hand with the EMR. So we put tools at their fingertips that made their work more meaningful and made it more connecting.

We are able to do this because while our technologies and platforms and services are used to create what is – for all intents and purposes – a better digitally driven encounter for patients.

At our core, we’re a B-to-B and a B-to-B-to C company who isn’t building its own patient base, but rather allowing our local health care systems to maintain their relationships with patients, make them better, keep those patient bases healthier, and reduce the overall friction of the encounter.

Next slide.

So on the left, you’ll see that the chaos – there’s a lot of chaos that’s created by point solutions in market – and if you’ve ever walked a hospital hallway recently, you’ll see they’re clogged with carts, and clogged with different technology platforms. There’s also a lot of challenges related to legacy software that these institutions are using that hasn’t really been able to be updated or to stay current with current demand.

As these platforms continue to have a lot of technical debt, and their code is being retrofitted, well that’s akin to retrofitting a beach bungalow to build a skyscraper. That foundation eventually just cracks.

So what we’ve done it UpHealth is build tools designed for the task at hand. And each UpHealth company has been built with a lightweight technology infrastructure that’s built around easy integration, not just internally, but with hospital systems themselves, and the goal these days is to think about platform and not point solution.

And what we’re delivering at the point of care is about doing just that, it’s about delivering platform.

Next slide.

And that platform we call One UpHealth. It’s about taking all of the strategic business units that we’re bringing together very purposefully to support local healthcare, and putting that digital enablement at the fingertips of clinical teams.

And that’s done on three factors.

We simplify; we scale; and we connect.

So how do you simplify?

Well, you simplify by replacing those disparate point solutions with the unified platform. And making sure that clinical teams have all the resources that they need at their fingertips. It’s a key vector that we’re doing here at UpHealth under the One UpHealth strategy.

Second, it’s about scaling.

Each UpHealth business in its own right is rapidly scaling in its own market.

But the thing that creates the power of One UpHealth is the power to deploy those systems and solutions across those markets. They’re purely complementary, very little overlap in customer base, and again fully structured around serving that local health care continuum.

And finally, we connect, right?

Providers want to restore the joy of calling back to medicine. They want to know that their work is meaningful. And the way that you do that is by building relationships. So we build these person-centric care communities that are all centered around how you increase access, resolve disparities and tie together where were disparate parts of the care continuum into a single view of care.

Next slide.

More importantly, though, we do that on a global scale. The world is always becoming smaller. Communications technologies have pulled this all together. And we have operations in 10-plus nations. That is significantly more than any other publicly traded US healthcare company, and it gives us a head start.

And it’s not only from a strategic standpoint about an international strategy that helps US institutions share what’s great about US healthcare with the rest of the market. We’ve seen that with the Mayo Clinic and the Cleveland Clinic opening up operations in places like the Middle East or China.

But it’s also about taking what’s great that the rest of the world is doing and bringing it into the United States, and using lower-cost, near-shore and offshore opportunities to provide what is low acuity, high quality care here in the United States.

Finally, the international footprint that we have gives us the lead in rapidly growing emerging markets. And as you can see, in Africa, in India, we have a presence in the UK, across the EU. And what that’s about is taking some of these emerging markets - that just like they leap-frogged the wireline infrastructure and went straight to wireless – they can do the same thing by establishing digital first healthcare systems, because they don’t have that bricks and mortar infrastructure that we do in the US. So there’s a chance to really provide a lot of very advanced medicine in these emerging markets, and they’re adopting it rapidly.

Next slide.

Finally – a natural question is – what about synergies? How are you thinking about synergies as a group?

There’s three main things that we’re thinking about.

One is the actual go to market strategy, enabling at UpHealth corporate parent the sales operations and enablement tools that coordinate the company offering so that we can really deliver One UpHealth at the point of care.

Number two, product integrations. As I mentioned before, we’ve been built in all the latest tech stacks and lightweight technologies. And as a result, whether it’s APIs or micro services or open platforms, we can use those tools to integrate our services into One UpHealth, but also to integrate with the local legacy systems that our health care systems are currently using and operating on.

One of our goals is to create centers of excellence within the business around AI and machine learning, unified communications, data analytics, all of the things are Lego pieces – if you will – that need to be put together to create what is a seamless digital health solution. We have best in breed practices that allow us to deliver those and integrate them.

And finally, when it comes to corporate services, while we believe our revenue story from a synergy standpoint is what’s going to create most of the value, we do have best in breed corporate practices being rolled out as we speak. In accounting, finance, IT, and HR, that each strategic business unit is going to be able to benefit from.

Next slide.

And finally, that coordination of the product road map that really creates those revenue synergies, really are going to drive a lot of upsized growth here in the model as we move forward.

Next slide.

So now, let’s take a look under the hood at the UpHealth platform.

Delivering One UpHealth at the point of care is about keeping things simple, making it easy, and then supporting culture change in our healthcare institutions with technology.

When you look at what you see here, we’ve got Cloudbreak delivering tele-interpretation services; behavioral health provided by transformations in BHS; specialty consults; integrated care management being brought to the bear to the forefront by Thrasys, and then digital clinic with local, and Medquest doing pharmacy.

You can see that all of these can be blended together in what is one experience at the point of care that truly adds value and makes that physician’s life easier, makes that hospital administrator’s life easier, and makes coordinating care across the continuum simpler for the payer, simpler for that government agency.

Next slide.

And so we start with population health and care coordination that is anchored by Thrasys.

Thrasys is the – what I would like to call the skeleton that we hang the rest of the services on.

It really organizes the health care continuum, linking together what were disparate parts of that care continuum into one digitally enabled care community.

It does that with advanced analytics and predictive models; it integrates workflow to really create an end-to-end ecosystem and care management tool; and it’s all built on a state of the art architecture.

Next slide.

So adding to that integrated care management, we now bring one of the largest telemedicine installed bases in the nation with Cloudbreak; surrounding a patient with an entire continuum of care with a multi-party call; delivering what is in any device, any language, anywhere, platform. And this was something that was really overlooked in the initial implementation of telemedicine platforms in market. People were ignoring a large part of their population by ignoring the language services.

What most people don’t realize about that tele-interpretation use case is it’s the most widely used use case in hospital today.

It’s used more than TelePsych.

It’s used more than TeleStroke.

It’s used more than TeleICU.

And also these LEP patients in the hospital are seen in every hospital department. So our installed base is larger than most other companies, because we’ve been able to put devices in labor and delivery, registration and admitting, radiology, everywhere a patient is seen, you will find the Cloudbreak platform.

And so when you take a look at our numbers, by a glance, over 100,000 encounters a month, over 14,000 video endpoints in the field over 1,800 US based healthcare venues covering over 250 languages. Next slide.

The international model is anchored by Glocal and Glocal is really redefined what a digital health encounter means. In fact, we call that a digitally driven encounter. In market, they might call it a hybrid encounter that integrates digital health tools with an in person visit, but we have that on steroids.

So what we’ve really tried to do is you take an 8 by 8 kiosk, and this model has been pioneered in many nations internationally, and in this kiosk you have point of care testing, you have a low level health care worker who can administer the visit and watch after the bricks and mortar, you have blood testing available and you also have medical formulary and you tie that together into what is a new way to do primary care and specialty care visits at a fraction of the cost that you can do them today.

And if you look down in the bottom right and by the numbers give you an idea of the size and scale of the opportunity here, this division recently signed the contract for a province in India, the Majar Pradesh Province, and that province alone is going to see 9 million annual encounters, which makes it as large, if not larger than some of the largest U.S. telemedicine companies today, next slide.

Moving on, we’ve integrated digital pharmacy with licenses in all 50 states, which is a key asset of the company. Med Quest anchors that division and they provide a full service manufacturing and compound pharmacy, but more importantly, they bring the physician office market into UpHealth. On the previous slide, you’ve seen the government agency market, the payer market, the US health system market. Med Quest really anchors us securely into the physician office market with over 13,000 prescribers currently on the platform. It is higher up the value chain then a, you know, this isn’t about necessarily providing the lowest cost drugs delivered to your home like in Amazon might do, or CVS might do, this is about being farther up that value chain providing very complex medication in what is very strategic circumstances for physicians across the country. Next slide.

And finally, the final leg of the stool is tech-enabled behavioral health and from this standpoint mental health we all know is becoming the next vital sign given Covid, higher levels of depression and people’s understanding now that how we think we feel really manifests manifest itself in how we feel physically.

Behavioral health services really helps provide this is an established group. Doing virtual care already at the point of care, covering mental health, rehabilitation and substance abuse disorder, as well as other acute and chronic specialized behavioral health conditions. Next slide.

And the goal is to deliver this all on PC, iOS or Android. So it’s technology agnostic in terms in terms of its delivery set, we can actually deliver it on TV’s as well, opening up it is a huge opportunity in the market, and so it’s to bring all of these market leading solutions activated with a simple push of a button onto a single platform. And that’s really the mission of UpHealth, and we’re really trying to deliver today.

With that I’ll hand it over to Martin to discuss our financials.

Martin Beck (MB)

Thanks very much Jamey. Good afternoon everybody. As you’ve heard, UpHealth is a company that today possesses geographic, reach, scale and profitability. With 2020 estimated revenues of approximately $115,000,000 and EBITDA of over $13 million.

We expect profitable growth in both the international and domestic markets to drive revenue to over $190 million and EBITDA $24 million in 2021 and for operating leverage within the businesses to support meaningful margin expansion in 2022.

It’s important to note that we have strong visibility into our projections, as approximately 69% of our $80 million in revenue growth from 2020 to 2021 will come from already executed contracts.

Finally, will generate a significant amount of free cash flow as a result of the relatively modest CapEx and working capital requirements of the business segments.

And this free cash flow will be reinvested to finance, continued synergistic growth.

Next slide, please.

As you can see, UpHealth is a well-diversified platform with revenues and EBITDA distributed fairly evenly across global telehealth, integrated care management, digital pharmacy, and behavioral health.

Strong revenue growth at UpHealth, partially as a result of access to new growth capital, will be largely driven by the rollout of executed contracts and the expansion of volumes under those and other existing contracts.

Our revenue growth will be accompanied by margin expansion, particularly in 2022.

In 2021, the margins will remain consistent with historical levels as investment is made in sales, marketing and product development initiatives to drive growth. One can see the impact of this growth and the operating leverage embedded within the businesses in our 2022 EBITDA margins, which we expect to reach approximately 20%.

I should note that to be conservative, our projections do not include revenue and cost synergies, though we’re confident that material opportunities exist in both those areas.

In addition, we’ve layered in cost for centralized services at the UpHealth level, including the finance function. On that front, we’re making excellent progress and assembling the finance team, including a chief accounting officer, Comptroller, Treasurer, and a person to handle FP and A amongst other functions.

Next slide, please.

Here we show the contribution by business segment to UpHealth’s revenue growth from 2020 to 2021, where we expect a global telehealth business to contribute approximately $46 million or 59% of revenue growth in 2021. As we’ve discussed, nearly 70% of our projected revenue growth will come from the rollout of executed contracts and from volume growth in existing contracts in our global telehealth and integrated care management segments.

Growth in contracted revenue will be complemented by growth in existing services such as behavioral health and by growth from the introduction of new products and services including those in our digital pharmacy business.

Now we’ll turn to a brief discussion of comparative valuation.

When we look at UpHealth, we encourage people to focus on quantifiable metrics.

On this slide, we’d like to focus your attention on the revenue growth and EBITDA margins of our digital healthcare peers.

As you can see, the peer group mean for 2021 revenue growth is just North of 40%, while UpHealth is expected to grow 69% during 2021 and we have high visibility into achieving those numbers.

UpHealth has a strong EBITDA margin profile, well above the PM mean, with only good RX displaying stronger margins.

UpHealth 2020 EBITDA margin of 12.4% and its 2021 EBITDA margin of just North of that compare very favorably to the group average of negative 3.9%.

Next slide, please.

This slide simply shows revenue multiples across the peer group and demonstrates it up helps current valuation, places it at a significant discount to its peers on that revenue multiple basis.

Next slide, please.

UpHealth has a significant opportunity to trade up based on the market performance of the peer group UpHealth’s enterprise value is currently well below the PM mean of over 17 times forward revenue.

The charts at the bottom of this slide depict the trade up analysis across the peer group and show that on average enterprise value grew 3.7 times post-IPO and that the forward revenue multiple grew on average 2.4 times post-IPO across the peer group.

In short, UpHealth provides an excellent opportunity for investors to realize strong growth and is currently priced at an attractive valuation relative to its peers.

Now will have Raluca summarized the sources and uses and other financial aspects of the transaction. Raluca?

Martin, thank you so much. Uh, maybe we can go to the next slide.

Thank you so much.

So this slide reflects the transaction and pro forma structure of the combined company. After signing the business combination agreement on November 23rd, 2020, after completing the funding and meeting our minimum cash condition and submitting the S four on February 8 to the SEC. Additionally, just let everybody know we have extended the life of the capital to stay, from March 10th to June 10th, to be able to finish all the procedural matters related to the closing. So we are running the last 100 yards of this combination and looking forward to having Uphealth and cloudbreak on the New York Stock Exchange under the ticker UPH.

Our company covers two combination is one of the top five M&A deals in the healthcare industry. In 2020, there still was selected alongside with the 18.5 billion opposition of Livongo by Teladoc, able and acquisition of Grail by alumina. They have 4.75 billion acquisition of ancestry by Blackstone.

Right?

And on a fully diluted basis. The one point 1 billion seller rollover equity valuation represents about seven times the 2021 projected revenue. Very attractive pricing opportunity in a pioneering company in the attractive digital healthcare vertical, we committed to secure at least 150,000,000 cash through the combination of fresh funding and trust received for the company’s balance sheet is closing. We are over that value considerably.

About 86 million of cash is required between closing and up to six months to satisfy few sellers notes to pay UpHealth shareholders. This represents only about 8% of the company’s equity value, while more than 90% of the company’s equity value of all owners will roll over to the combined company. In addition, 68 million will be used to repay all previous companies debt. Business combination has standard terms where the pro forma combined company will be 83% owned by the current owners, 13% by the public shareholders, 4% by J Capital to sponsors an about 2% by five investors. Sequoia, Kane Anderson and Columbia Capital are just a few of the names of the financial investors that supported the various companies that are combined in a cut over the many years since inception. In the light of the expected of enhanced financial performance UpHealth, which was already profitable in 2020, we believe that the proposed valuation represents an incredibly attractive entry point and with significant apparent outside of the company, has already proved its advanced business execution being superior to many of the other digital health care companies in the market. Indeed Uphealth is a strong company, has in place the pillars of success to drive solid financials that result in great investment opportunity, and we hope to see you joining our journey in the future.

I will now turn the stage to Mike Margolis to walk us through the next section of this webinar.

Mike Margolis (MM)

Great thank you Raluca, thank you so much everyone on the UpHealth and get capital team.

I really enjoyed the presentation as the banker here I was very proud of the outcome here in the in the financing that we raised. Now I want to open up any questions that the audience may have and I have some own questions on my own I’d like to address with the team over the next few minutes.

The first question I never looked for you, ou handled the extension already, so we have, uh, spend time there.

You know this is a broader question. So really, in your mind really, maybe we’ll start with Ramesh. On the UpHealth side, what separates the UpHealth story from other public digital health companies, and why do you think up help is gonna win given the competition out there?

RD

Yeah, so question Mark. Ramesh, you’re not on mute.

MM

You’re on mute.

RB

Sorry, my apologies, so let me let me take that question Mike. I think the biggest separator for us as a digital health company is that we are a partner to an enabling local healthcare to make this journey to a digitally transformed industry.

So we are not building an alternative off the side a set of episodes that continue the fragmentation and disconnection of healthcare.

We are enabling the industry where it exists today, where the funds are, where the providers are, where the patients are, where the relationships are and where they will continue to be, particularly post pandemic.

Like and we’re not focused on a window that is opened temporarily and is not sustainable.

That’s the biggest differentiator in terms of us and most many of the companies in the market.

We are also global. We understand that health care is a global industry and there is large markets in many, many parts of the world and billions of patients that need access to healthcare and also pioneering even as we enable the transformation of the industry as it exists today in developed parts of the world and the United States, were also pioneering a new model for affordable health care infrastructure in the global markets.

MM

That’s great, Ramesh. Thank you for that.

I think it’s an important point. You bring up as well that all digital health was here well before the pandemic that you know this is not a short term fad. I think if anything, Covid, just, you know, I think I fast forwarded the interest in this space and all the elements in addressing, you know, healthcare globally as well as in the United States.

RB

That’s correct.

MM

So I mean, that’s a question. Maybe back through RaLuca. Something timing here? Got a couple of questions coming in from the audience. The first question we have here. What are the next hurdles to the merger? An expected date of completion now at the extension? I see that you have 100 yards to go. You’re getting close, maybe a little more definition around the timeframe Raluca.

RD

Certainly, so first of all, we are very grateful to all the shareholders that helped us go through the extension. We were thanking everybody for support. We have received the SEC comments to our submission for S-4 that happened February 8th. We will revert immediately in the next few days with our answers and we do hope in the next few weeks to receive approval from the SEC to become public. There’s no hurdle whatsoever. It’s procedure. We’re very happy to do what’s needed. The team of UpHealth is ready to go to execute in the public market.

MM

Excellent, but now question back to the UpHealth team it’s probably relevant to Martin, so you had mentioned that synergies aren’t in your numbers. Can you help frame how material the synergy opportunity is to both costs and revenues over the next three years.

MB

Yeah, so I think to deal with the cost synergies first, we would see that the revenue synergy opportunity is quite a bit larger than the cost synergy opportunity.

We will work on certain aspects of cost rationalization over the companies, but we would expect those to be relatively modest in the near term and, you know, take a little bit longer to execute. I think the synergy opportunities on the revenue side, as I said, are much more material.

I’ll maybe ask Ramesh and Jamey to talk about some of the combinations of our ability to offer services on the infrastructure around Thrasys and the integrated care management business, which as Jamey described is really the skeleton and you know the each of the businesses is growing organically very very well, but there are significant synergy opportunities, particularly cross selling opportunities that perhaps Ramesh and Jamey could comment on.

RB

I’ll just, one word on it, then I’ll hand it to Jamey.

So if you look at it, you know we serve the same customer base from somewhat different angles; health systems, health plans, government agencies, counties, physicians, and with every one of our customers, requires the full capabilities of what our health brings. If you look at the health systems, the 1800 health systems that CloudBreak is in, every one of them is entering into programs to manage health under new value based program to expand their ability to provide behavioral health services, to deliver medications, post discharge medications, etc. So and if you look at health plans as well, every one of them is looking to expand upon the integrated care we provide, to improve their ability to address these gaps in the overall complement of services that they are able to provide. So every one of our customers wherever we have entered, we will expand to offer the full bundle of the upheld solution, which by the way is an open solution, so in addition to the things that we bring integrated in we also plug in these other component solutions that are part of the ecosystem becoming too.

But Jamey. Do you want to add to that?

JE

Yeah, I mean, this strategy really evolved, Michael, and one of the things that got Cloudbreak excited about being part of this combination was because we were listening to our clients, and our clients were asking us for these exact services and so when the opportunity came up to partner with UpHealth and get capital on this deal, it was really a no brainer for us, because we saw that our platform, which we had already started to build out new use cases on required or needed and our clients were asking for it and clamoring for these exact type of services. Can you help us with pharmacy? Can you bring better mental health to the point of care? There’s a shortage of mental health providers across the United States and you’re a health disparities company, how can you help us solve those problems?

And then when it comes to the movement towards value based care, Ramesh pointed this out already. The integrated care management and population health tools, our health systems are going to need to compete in what is this new value based care environment. We can now deliver to them, so this is about really being a better partner to our existing client base.

MM

Perfect, that’s great. I have another follow up question more related to financials. So what was the 2020 versus 2019 revenue growth rate at the pro forma company level and beyond 2022? What do you expect the growth rate? The revenue growth rate today?

RB

So the revenue growth between 2019 and 2020 was relatively flat. We had a number of businesses that required access to capital and what you’re seeing in terms of the growth rate going forward is an unleashing of opportunities that did require additional funding, so that that’s one of the things that’s driving, particularly the contracted revenue base on the global Telehealth side.

We would expect the growth rates in in the out years to continue to be consistent with some of the growth rates in the in the 2021 to 2022 period. We’ll obviously have much better visibility of that as we go forward.

MM

OK, great, thank you so much trying to get through the questions from the audience. I have some other questions here that I want to ask the team here.

Let’s talk about government regulation. Obviously had a change in administration from the Republicans the Democrats. I wouldn’t think to see major health care policy changes this year by the big focus is going to be on vaccine rollout and hopefully getting out of this pandemic. We’re getting under control. What influences do you see, potentially, from the new administration? Anything coming from COVID relief bills that could help you or hurt you or any other future initiatives that you see coming down the pipe that could impact your business and the overall digital health business?

RB

So I think what we’re seeing is a continuation of trends that began well before the pandemic and have been across administrations; a recognition that the entire health system has to move to a new model both for payments and how we deliver care and manage health. So that trend, driven by CMS, driven by the states, driven by a number of initiatives from ONC, etc. That is really independent, has been independent of the administration and is responding to the tremendous fragility and unsustainability of the situation we have today in the US. So what we see with the current administration is of continued focus on driving to these new payment models. We see a continued focus on an integrated whole person model of care. We see a number of initiatives at the state level, particularly managing Medicaid populations, which, by the way, are some of the largest populations in healthcare to implement these new models to address, you know the medical, behavioral, health, social conditions in an integrated way. Globally, we see attempts to leapfrog and learn from the lessons of rolling out unsustainable models, and those simply accelerate the opportunities for us as well.

MM

That’s very helpful, thank you.

JE

Yeah, the one thing Michael the one thing I would just quickly add to that, right, is what you’ve seen is the evolution of a focus in healthcare also on social determinants of care and health equity, where the company sits squarely at the center of helping resolve those types of issues. Any health system across the country, any payer, right now they’re very focused given everyone’s, you know, the impact of diversity, equity inclusion initiatives and all those different types of things. It’s really shone a light on where the healthcare system has gaps there and UpHealth is this sitting squarely at a point where they can help healthcare solve those gaps.

MM

OK, that’s perfect. So now with only about 5 minutes left, I want to have a couple more questions here, so let me ask you this here, so you guys raised $285 million. Oversubscribed deal, great investors and I think that would really benefit the combination of the de-SPACing process as you go through it. And what do you attribute our success to? What? I mean, I could tell you my opinion as your banker. I love to hear your thoughts and kind of raising those funds, the feedback from the funds and like does that fully fund your business going forward?

JE

Yeah, I mean, I’m happy to take this one.

RB

Yeah which.

JE

Yeah, you know one, we’re incredibly proud of the capabilities that we have and you know, shout out to the OPKO team and the GigCapital team, because when we were going out to raise these funds in the SPAC market, obviously the SPAC market is pretty saturated and so I think our story, one, really differentiated from the rest of the people in market which really helped us close the deal from a digital health standpoint. And you know the UpHealth brand, not being a widely known brand as it currently sits, but each one of the companies being known in the market, presented its own unique challenges and I think when we were able to really show people the story and meet with investors and give them the insights on the fact that we were going to be one of the only profitable global digital health companies in the space with the strategy for enterprise healthcare and really supporting local healthcare, they latched onto that differentiation and it led to what was a widely oversubscribed transaction. And the funds that we have in place fully fund the current plan and we’re very excited to, you know, move forward with the combination, get it completed so we could get down to the real work of reshaping healthcare the way that we can with, not only a public currency, but with a true cash currency as well, which will help us not only in terms of funding working capital and funding the investments that we want to make, and corporate synergies, you know when those take hold in the out years, but it also potential being opportunistic with M&A and finding accretive deals that can help us build out the platform further.

MM

That’s great, here’s my last question, what’s next?

RD

Micheal, it maybe it would be great if you could answer that question as our incredibly supportive financial advisor, not only for GigCapital2, but for 3 and 4 and now 5 and 6 that we just flipped open yesterday.

MM

Look, I’ll tell you. I think what I was really attracted this from our early conversation, and this is an area that’s as a firm we’re looking to get involved with much more, I would say more often, digital health. Certainly is an area that’s growing quickly. I agree with Ramesh’s view.

This is, you know, COVID didn’t change digital health, I think just really speed up the evolution here and I see it in my own family. My daughter had an appointment with the gastroenterologist yesterday, virtually. It was very effective. She’s going for blood work, you know, at a local center, it’s all arranged, and it’s much more efficient that in that regard, and I think that efficiency is so important, especially for underserved communities. You know, health care, I could spend an hour talking health care disparity, which is actually a very important topic to me and something we’ve talked about even at a higher level at our firm and how we can address it.

But I would say this story is unique, and you had a story coming out of the gate. So we haven’t seen much in the SPAC world, much of a roll up strategy. Hey, the rollout strategy to me was great and really addressed the main areas, digital health. I’m a pharmacist by training, certainly understand digital pharmacy. I followed the mental health situation for a long time, I started my career on Lily and depression and bipolar disorder, so these are all areas that are really important to me, and when you put it all together and you have a business that from a revenue standpoint, you’re profitable, that’s attractive, and I think that you know combined with a very attractive SPAC market and a lot of interest in the healthcare space in general. I think that’s why we were very successful and we had to kind of oversubscription and a lot of excitement.

So with two minutes left, I will ask one last question here right, and then I’ll pass it over to Eric.

What don’t we know about UpHealth, Ramesh and team that, we should say and what’s the secret sauce here? And one thing about UpHealth that’s really differentiating? What should people know about?

RB

I think a couple of things, one is that you know there is a, uh, a differentiated. “What motivates us to do this?” We’re motivated by, uh, the true and comprehensive intention to transform this industry, for the long run build a long sustaining company in this space. That’s you know, we’re not in and out of this thing, we’re not jumping into the healthcare bandwagon to pivot. We’re not jumping in because of COVID or any of these things. We’ve been at this transformation for a while and we’re in the next stage of it. That’s a key critical thing. I think it’s very important to know that we have a very deep advanced technology as the foundation for the company and we have the ability to execute at scale and we are a global company. These are our very critical things to factor in to.

JE

And I would just add that, you know, for me this is all about healthcare people first, right? Like we are a healthcare company who assembled the right technologies so that we could solve healthcare’s problems from the inside out. It’s not like we’re a bunch of technologists who are throwing technology at an issue. And I think it’s a very different mindset when you’re actually partnering with healthcare to fix healthcare versus coming in from the outside and trying to set up a new camera continuum or trying to throw the latest sizzling technology at it. That’s not who we are at all. This is a very mission driven group of people who are really in this for the right reasons and looking to also write the next chapter of their companies, no ones exiting here you know, this is our opportunity to have UpHealth plant a flag as a major change catalyst in global health care and that’s what we want to do.

RD

And from our side, from the capital side, we are a group with a purpose, here to support the team of we got from the public markets. So all about purpose all about people and an incredible management team that makes their way to the public market.

MM

That’s great. Perfect well with that, thank you so much for your time today. The UpHealth team, Raluca really pleasure working with you and GigCapital and the rest of your team and Eric back to you.

EW

All right, thanks, Michael. Thank you all for joining us today. Appreciate the conversation and we will see you next time. Thank you.

RB

Thanks everybody, yeah, thank you.

MB

Thanks very much.

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.